FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December[13], 2012

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 07.628.528/0001-59

Corporate Registry (NIRE): 35.300.326.237

MINUTES OF THE 94TH MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 11, 2012

Date, Time and Venue: December 11, 2012, at 5:00 p.m., at the Company’s headquarters, located at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, in the city and state of São Paulo.

Call Notice and Attendance: All members of the Board of Directors were duly called pursuant to paragraph 1 of Article 19 of the Company's Bylaws, and the meeting was held with the attendance of the undersigned Board members. The Board members attended the meeting via conference call and videoconference, respectively, as allowed by Article 19, main paragraph, of the Company’s Bylaws.

Presiding Board: Chairman Eduardo S. Elsztain; and Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: To resolve on the reelection of the members of the Company’s Executive Board.

Resolutions: Once the meeting was called to order, the Board members examined the items on the agenda and resolved unanimously and without restrictions:

1.

To reelect the current members of the Company’s Executive Board, all with one-year mandates until the first meeting of the Board of Directors to take place after the Annual Shareholders’ Meeting that approves the financial statements for the fiscal year ended June 30, 2013, in accordance with Article 24 of the Company’s Bylaws, or until they are removed or replaced by the Board of Directors: (i)  Julio Cesar de Toledo Piza Neto, Brazillian, married, agricultural engineer, bearer of identity document (RG-SSP/SP) number 14.208.972 and inscribed in the individual taxpayer’s register (CPF) under number 157.429.868-23, for the position of Chief Executive and Investor Relations Officer; (ii)    Gustavo Javier Lopez, Argentine, married, accountant, bearer of Alien Registration Card (RNE) V479354-9 and inscribed in the individual taxpayers register (CPF/MF) under number 232.169.968-08, as the Chief Administrative Officer; (iii)  André Guillaumon, Brazilian, married, agricultural engineer, bearer of identification document (RG- SSP/MG) number M-7224381 and inscribed in the individual taxpayers register (CPF/MF) under number 002.728.986-94 as the Chief Operating Officer; and (iv)  Mario Enrique Aguirre, Argentine, married, agricultural engineer, bearer of Alien Registration Card (RNE) V526207N and inscribed in the individual taxpayers register (CPF/MF) under number 232.818.118-09, as the Agricultural Techniques Officer, all residents and domiciled in the city and state of São Paulo, with business address at Avenida Brigadeiro Faria Lima, 1.309, 5º andar, and who will remain in their respective positions. Furthermore, there are two vacancies on the Executive Board, which will be filled at an opportune time.

1.1.       The elected Officers signed the Managers’ Instrument of Agreement, in accordance with the Regulations of the Novo Mercado listing segment of the São Paulo Stock Exchange (BOVESPA) and signed the instrument of investiture drawn up in the Company’s Records.

1.2.      The elected Officers hereby declare, pursuant to paragraphs 1 and 2 of Article 147 of Law 6,404/76, as amended, that they are not legally impeded in any manner from carrying out business activities, have not been suspended or temporarily banned by the Securities and Exchange Commission of Brazilian (CVM) and are eligible to hold management positions in publicly-held companies.

1.3.      The members of the Board of Directors ratified the appointment of  Gustavo Javier Lopez, identified above, as the Individual who will represent the Company to the Ministry of Finance’s Federal Revenue Service, exercising this function in addition to his role as Chief Administrative Officer.

Closure: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the Board of Directors’ members attending the meeting and by the Chairman and Secretary of the Presiding Board.

Signatures: Chairman of the Presiding Board: Eduardo S. Elsztain. Secretary: Julio Cesar de Toledo Piza Neto. Board Members: Eduardo S. Elsztain, Alejandro G. Elsztain, Saul Zang, João de Almeida Sampaio Filho and Isaac Sutton.

São Paulo, December 11, 2012.

Presiding Board: ___________________________ Eduardo S. Elsztain Chairman	____________________________ Julio Cesar de Toledo Piza Neto Secretary

Reelected Board Members:

______________________________ Julio Cesar de Toledo Piza Neto	______________________________ Gustavo Javier Lopez
______________________________ André Guillaumon	______________________________ Mario Enrique Aguirre

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December [13], 2012.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: December [13], 2012.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer